FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 29, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The announcement of the investment in China resolved by the Board.”, dated April 29, 2011.
2.	Taiwan Stock Exchange filing entitled, “The announcement of investments in AUO Crystal Corp. resolved by the Board.”, dated April 29, 2011.
3.	Taiwan Stock Exchange filing entitled, “To announce to apply for the revocation of the investment in China announced on 2010/3/3.”, dated April 29, 2011.
4.
Taiwan Stock Exchange filing entitled, “To announce to apply for the revocation of the approval of the disposal of common stock of BriView (L) Corp.("BVLB") on behalf of AU Optronics (L) Corp.("AULB"), a subsidiary of AUO”, dated April 29, 2011.

5.
Taiwan Stock Exchange filing entitled, “To announce to apply for the revocation of the approval of the acquisition of common stock of BriView (L) Corp.("BVLB") on behalf of BriView Electronics Corp.("BVTW"), a subsidiary of AUO”, dated April 29, 2011.

6.	Taiwan Stock Exchange filing entitled, “The announcement of indirect investments in China on behalf of BriView Electronics Corp.("BVTW"), a subsidiary of AUO”, dated April 29, 2011.
7.	Taiwan Stock Exchange filing entitled, “The announcement of investments in AUO Crystal Corp. on behalf of Konly Venture Corp. ("Konly"), a subsidiary of AUO”, dated April 29, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 29, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

April 29, 2011
English Language Summary

Subject:	The announcement of the investment in China resolved by the Board.
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2011/04/29
Content:
1.	Date of occurrence of the event:2011/04/29
2.	Method of the present increase (decrease) in investment:
By AUO directly or AU Optronics (L), a subsidiary of AUO, indirectly.
3.	Transaction volume, price per unit, and total monetary amount of the transaction:
US$ 796.25 million；could be capitalized gradually.
4.	Company name of the invested mainland Chinese company:
FullVision Optoelectronics (Kunshan) Co., Limited
5.	Paid-in capital of said invested mainland Chinese company:0
6.	Amount of new capital increment currently planned by said invested mainland Chinese company:
US$ 1.625 billion；could be capitalized gradually.
7.	Main business items of said invested mainland Chinese company:
To manufacture and sell LCD panel.
8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:N/A
9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:N/A
10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:N/A
11.	Amount of actual investment to date in said invested mainland Chinese company:0
12.	Counterparty to the transaction and its relationship to the Company:N/A
13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times:N/A

15.	Gain (or loss) on disposal:N/A
16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:N/A
17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:Resolved by the Board.
18.	Broker:N/A
19.	Concrete purpose of the acquisition or disposal:
Long-term investment
20.	Do the directors have any objection to the present transaction?:No
21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date:US$ 2,683,728 thousand
22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period:88.09%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:14.72%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:30.64%

25.	Total amount of actual investment in the mainland China area to date:
US$ 530,970 thousand
26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:19.85%
27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:3.32%
28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:6.90%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
2010: US$ 106,149 thousand
2009: US$ 192,828 thousand
2008: US$ 57,682 thousand
30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years:0
31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No.
32.	Any other matters that need to be specified:
1.	To cope with the modification of investment plan, the company will apply to the authority to revoke the investment in China announced on 2010/3/3.
2.	The investment is subject to the authority's approval.

AU Optronics Corp.

April 29, 2011
English Language Summary

Subject:	The announcement of investments in AUO Crystal Corp. resolved by the Board.
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2011/04/29
Content:
1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common stock of AUO Crystal Corp.
2.	Date of occurrence of the event:2011/04/29~2011/04/29
3.	Volume, unit price, and total monetary amount of the transaction:
Transaction volume:48,048 thousand shares
Unit price:NTD 20 per share
Total transaction amount:NTD 960,956 thousand
4.
Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):N/A

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.
Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of thecreditor's rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:Make payment within the subscription period
10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Resolved by the Board.
11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Current cumulative volume:548,798 thousand shares
Current cumulative amount:NTD 8,422,206 thousand
Shareholding percentageof holdings of the security being traded:70.81%
Status of any restriction of rights:N/A
12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

13.53%; 28.18%; NTD -15,344,091 thousand
13.	Broker and broker's fee:N/A
14.	Concrete purpose or use of the acquisition or disposition:
Long-term investment
15.	Net worth per share of company underlying securities acquired or disposed of:
NTD 14.87 per share
16.	Do the directors have any objection to the present transaction?:No
17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:N/A
18.	Any other matters that need to be specified:N/A

AU Optronics Corp.

April 29, 2011
English Language Summary

Subject:	To announce to apply for the revocation of the investment in China announced on 2010/3/3.
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2011/04/29
Content:
1.	Date of occurrence of the event:2011/04/29
2.	Date of the original public announcement and reporting:2010/03/03
3.	Summary of the content originally publicly announced and reported:
The Board resolved that the company will invest indirectly in a subsidiary in China.
4.	Reason for, and major content of, the change:
To cope with the loosened restrictions on investments in China, the company will apply for the revocation of the investment plan in China announced on 2010/3/3.
5.	Effect on the Company's finances and business after the change:N/A
6.	Any other matters that need to be specified:No

AU Optronics Corp.

April 29, 2011
English Language Summary

Subject:	To announce to apply for the revocation of the approval of the disposal of common stock of BriView (L) Corp.("BVLB") on behalf of AU Optronics (L) Corp.("AULB"), a subsidiary of AUO.
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2011/04/29
Content:
1.	Date of occurrence of the event:2011/04/29
2.	Date of the original public announcement and reporting:2010/12/24
3.	Summary of the content originally publicly announcedand reported:
AULB will dispose its shareholding of BVLB to BriView Electronics Corp.
4.	Reason for, and major content of, the change:
To cooperate with the parent company's restructuring of investment, AULB will submit application for the revocation of the approval of the transaction.
5.	Effect on the Company's finances and business after the change:N/A
6.	Any other matters that need to be specified:No

AU Optronics Corp.

April 29, 2011
English Language Summary

Subject:	To announce to apply for the revocation of the approval of the acquisition of common stock of BriView (L) Corp.("BVLB") on behalf of BriView Electronics Corp.("BVTW"), a subsidiary of AUO.
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2011/04/29
Content:
1.	Date of occurrence of the event:2011/04/29
2.	Date of the original public announcement and reporting:2010/12/24
3.	Summary of the content originally publicly announcedand reported:
BVTW will acquire the shareholding of BVLB from AU Optronics (L) Corp.
4.	Reason for, and major content of, the change:
To cooperate with the parent company's restructuring of investment,BVTW will submit application for the revocation of the approval of the transaction.
5.	Effect on the Company's finances and business after the change:No
6.	Any other matters that need to be specified:No

AU Optronics Corp.

April 29, 2011
English Language Summary

Subject:	The announcement of indirect investments in China on behalf of BriView Electronics Corp.("BVTW"), a subsidiary of AUO.
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2011/04/29
Content:
1.	Date of occurrence of the event:2011/04/29
2.	Method of the present increase (decrease) in investment:
To invest through Briview (L) Corp.
3.	Transaction volume, price per unit, and total monetaryamount of the transaction:
(1)	BriView (Xiamen) Corp.:US$20 million；could be capitalized gradually.
(2)	BriView (Heifei) Co., Ltd.:US$16 million；could be capitalized gradually.
4.	Company name of the invested mainland Chinese company:
(1)	BriView (Xiamen) Corp.
(2)	BriView (Heifei) Co., Ltd.
5.	Paid-in capital of said invested mainland Chinese company:
(1)	BriView (Xiamen) Corp.:US$ 30 million.
(2)	BriView (Heifei) Co., Ltd.:US$ 14 million.
6.	Amount of new capital increment currently plannedby said invested mainland Chinese company:
(1)	BriView (Xiamen) Corp.:US$ 20 million；could be capitalized gradually.
(2)	BriView (Heifei) Co., Ltd.:US$ 16 million；could be capitalized gradually.
7.	Main business items of said invested mainland Chinesecompany:
To manufacture and sale LCD and related parts and components.
8.	Type of CPA opinion issued for the financial statementof said invested mainland Chinese company for the most recent fiscal year:N/A
9.	Net worth of said invested mainland Chinese company onthe financial statement for the most recent fiscal year:N/A
10.	Amount of profit/loss of said invested mainland Chinesecompany on the financial statement for the most recent fiscal year:N/A
11.	Amount of actual investment to date in said investedmainland Chinese company:0
12.	Counterparty to the transaction and its relationshipto the Company:N/A
13.
Where the counterparty to the transaction is an actualrelated party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times:N/A

15.	Gain (or loss) on disposal:N/A
16.	Terms of delivery or payment (including payment periodand monetary amount), restrictive covenants in the contract, and other important stipulations:N/A
17.	The manner of deciding on this transaction, the referencebasis for the decision on price and the decision-making department:Resolved by the Board of BVTW.
18.	Broker:N/A
19.	Concrete purpose of the acquisition or disposal:
Long-terminvestment
20.	Do the directors have any objection to the present transaction?:No
21.	Total amount of mainland China area investment(including the present investment) approved by the Investment Commission to date:US$ 36 million
22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period:38.63%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:34.51%

24.
Ratio of the total amount of investment (includingthe present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:48.43%

25.	Total amount of actual investment in the mainland Chinaarea to date:0
26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:0
27.	Ratio of the total amount of actual investment in themainland China area to date to the total assets on the financial statement for the most recent period:0
28.	Ratio of the total amount of actual investment in themainland China area to date to the shareholders’ equity on the financial statement for the most recent period:0
29.	Amount of recognized profits and losses on investment inthe mainland China area for the most recent three fiscal years:N/A
30.	Amount of profit remitted back to Taiwan for the mostrecent three fiscal years:N/A
31.	Has the CPA issued an opinion on the unreasonableness of the priceof the current transaction?:No.
32.	Any other matters that need to be specified:
The investment is subject to the authority's approval.

AU Optronics Corp.

April 29, 2011
English Language Summary

Subject:	The announcement of investments in AUO Crystal Corp. on behalf of Konly Venture Corp. ("Konly"), a subsidiary of AUO.
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	of Events: 2011/04/29
Content:
1.	Name and nature of the subject matter (if preferred shares,the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common stock of AUO Crystal Corp.
2.	Date of occurrence of the event:2011/04/29~2011/04/29
3.	Volume, unit price, and total monetary amount of the transaction:
Transaction volume:100,000 thousand shares
Unit price:NTD 20 per share
Total transaction amount:NTD 2,000,000 thousand
4.
Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):N/A

5.
Where the counterpart to the trade is an actual related party,a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.
Where a person who owned the property within the past five yearshas been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.
Matters related to the creditor's rights currently being disposedof (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable incases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A
9.	Terms of delivery or payment (including payment period andmonetary amount), restrictive covenants in the contract, and other important stipulations:Make payment within the subscription period
10.	The manner in which the current transaction was decided, thereference basis for the decision on price, and the decision-making department:
Resolved by the Board of parent company.
11.	Current cumulative volume, amount, and shareholding percentageof holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Current cumulative volume:100,000 thousand shares
Current cumulative amount:NTD 2,000,000 thousand
Shareholding percentageof holdings of the security being traded:12.90%
Status of any restriction of rights:N/A
12.
Current ratio of long or short term securities investment(including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

23.11%; 23.88%; NTD 2,941,960 thousand
13.	Broker and broker's fee:N/A
14.	Concrete purpose or use of the acquisition or disposition:
Long-term investment
15.	Net worth per share of company underlying securities acquiredor disposed of:NTD 14.87 per share
16.	Do the directors have any objection to the present transaction?:No
17.	Has the CPA issued an opinion on the unreasonableness of the priceof the current transaction?:N/A
18.	Any other matters that need to be specified:N/A